Filed pursuant to Rule 253(g)(2)

File No. 024-10862

SUPPLEMENT #2 TO THE OFFERING CIRCULAR DATED MARCH 11, 2019

STARTENGINE CROWDFUNDING, INC.

On May 31, 2019, StartEngine Primary LLC (“StartEngine Primary”) was approved for membership as a broker-dealer with FINRA. The company is now in the process of implementing the services described in “The Company’s Business – Services Under Development”. Specifically, StartEngine Primary will be able to offer broker-dealer services to companies selling securities in Regulation A, Regulation Crowdfunding and Regulation D offerings.